                       REMINGTON OIL AND GAS CORPORATION

                            CHANGE IN CONTROL NOTICE
                                      AND
                               OFFER TO PURCHASE
                    FOR CASH ANY AND ALL OF THE OUTSTANDING
                 8 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                      OF REMINGTON OIL AND GAS CORPORATION

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THIS CHANGE IN CONTROL NOTICE AND OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 19, 1999, UNLESS THE OFFER IS EXTENDED IN ACCORDANCE WITH THE INDENTURE (AS DEFINED HEREIN) (SUCH TIME AND DATE OR THE LATEST EXTENSION THEREOF, IF EXTENDED, THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

BECAUSE A CHANGE OF CONTROL AS DEFINED IN THE INDENTURE OCCURRED, THE COMPANY IS REQUIRED TO MAKE THIS OFFER TO PURCHASE. IF NO CHANGE OF CONTROL HAD OCCURRED, THE COMPANY WOULD NOT OFFER TO PURCHASE THE NOTES. THE COMPANY DOES NOT BELIEVE THAT PURCHASING THE NOTES AT THIS TIME IS THE BEST USE OF THE COMPANY'S CAPITAL OR CREDIT RESOURCES. NO ACTION BY THE NOTE HOLDER IS REQUIRED UNLESS THE NOTE HOLDER WISHES TO TENDER NOTES UNDER THIS OFFER TO PURCHASE. NOTES NOT TENDERED WILL REMAIN OBLIGATIONS OF THE COMPANY UNDER THE TERMS AND CONDITIONS OF THE INDENTURE.

     Remington Oil and Gas Corporation (the "Company") hereby offers (the "Offer") to purchase for the Purchase Price (as defined below) in cash, upon the terms and subject to the conditions set forth in this Change in Control Notice and Offer to Purchase (this "Offer to Purchase") and in the accompanying Letter of Transmittal (the "Letter of Transmittal"), any and all of the outstanding
8 1/4% Convertible Subordinated Notes due 2002 of the Company (the "Notes"). The "Purchase Price" is 100% of the principal amount of the Notes, plus accrued interest (in the amount of $19.48 per $1,000 principal amount of Notes) through February 25, 1999 (the "Payment Date"), or a later date if the Expiration Date is extended as set forth in "The Offer -- Expiration Date; Extensions; Amendments; Termination." The Company will not extend the Expiration Date unless required by law. Unless the Company fails to pay the Purchase Price, any Notes properly tendered pursuant to the Offer and accepted for payment will cease to accrue interest after the Payment Date. ANY NOTES NOT SURRENDERED IN THE OFFER (OR SURRENDERED AND WITHDRAWN PRIOR TO THE EXPIRATION DATE) WILL REMAIN OBLIGATIONS OF THE COMPANY AND WILL CONTINUE TO ACCRUE INTEREST AND HAVE ALL OF THE BENEFITS OF THE INDENTURE, INCLUDING BEING CONVERTIBLE INTO SHARES OF THE COMMON STOCK OF THE COMPANY (THE "REMINGTON COMMON STOCK") AT A CONVERSION PRICE OF $11.00 PER SHARE, SUBJECT TO THE TERMS OF THE INDENTURE.

                                                   (Continued on following page)

January 20, 1999

(Continued from preceding page)

     Any holder of Notes (a "Holder") desiring to tender all or any portion of such Holder's Notes must comply with the procedures for tendering Notes set forth herein in "Procedures for Tendering Notes" and in the Letter of Transmittal. Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In the event of a withdrawal of Notes, the Notes so withdrawn will be promptly returned to the Holder.

     THIS OFFER TO PURCHASE IS REQUIRED TO BE MADE UNDER THE INDENTURE. THIS OFFER TO PURCHASE IS GOVERNED BY THE INDENTURE AND APPLICABLE LAW AND DOES NOT CONSTITUTE A REDEMPTION OF, OR AN ELECTION BY THE COMPANY TO REDEEM, THE NOTES. HOLDERS HAVE AN ELECTION WHETHER OR NOT TO ACCEPT THE OFFER.

     The Offer is being made pursuant to the Indenture, dated as of December 1, 1992 (the "Indenture"), between the Company and United States Trust Company of New York, as Trustee (the "Trustee"), which provides that, following a change in control (as defined in the Indenture), each Holder will have the right, at such Holder's option, to require the Company to repurchase all or a portion of such Holder's Notes at the Purchase Price (a "Change in Control Right"). A Change in Control (as defined herein) occurred on December 28, 1998, as a result of the Company's recapitalization of its two classes of common stock into Remington Common Stock, all the shares of which carry one vote (the "Recapitalization"). As a result of the Recapitalization, former holders of the Company's Class A (Voting ) Stock no longer held a majority of the voting control of the Company, triggering a change of control provision in the Indenture.

     Through January 15, 1999, the last closing price expressed as a percent of principal amount of the Notes, as reported on the Nasdaq SmallCap Market was 97%. The last reported sale occurred on January 12, 1999. The closing price per share of Remington Common Stock, as reported on the Nasdaq National Market System was $3.188 on January 15, 1999.

     Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holders.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase by accepting for payment, and will pay for, all Notes validly tendered (and not properly withdrawn) pursuant to the Offer on the Payment Date, and such payment will be made by the deposit of immediately available funds by the Company with United States Trust Company of New York (the "Depositary"), which will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders.

     No person has been authorized to give any information or to make any representations directly related to this Offer other than those contained in this Offer to Purchase and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase and related documents do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances in which such offer or solicitation is unlawful. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

     Any questions or requests for assistance or for additional copies of this Offer to Purchase or related documents may be directed to the Depositary at one of its telephone numbers set forth on the back cover page hereof. Any beneficial owner owning interests in Notes may contact such beneficial owner's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Office at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained, at prescribed rates, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a site on the Internet's World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The Notes are listed and traded on the NASDAQ SmallCap Market and such reports, proxy statements and other information concerning the Company may be inspected at the offices of the NASD, 1735 K Street, N.W., Washington, D.C. 20006.

     This Offer to Purchase constitutes a part of an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Commission by the Company pursuant to Section 13(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule 13E-4 and all exhibits thereto are incorporated in this Offer to Purchase by reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission under the Exchange Act, are incorporated by reference:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

     The following document, which has been filed by the Company with the Commission under the Securities Act of 1933, is incorporated by reference:

          (1) The Company's Registration Statement on Form S-4, declared effective by the Commission on November 27, 1998, relating to the registration of the shares of the common stock of the Company.

     All subsequently filed documents by the Company prior to the Expiration Date pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

     The Company will provide without charge to each person to whom this Offer to Purchase is delivered a copy of the documents incorporated by reference herein, other than exhibits thereto not specifically incorporated by reference, upon written or oral request to Remington Oil and Gas Corporation, 8201 Preston Road, Suite 600, Dallas, Texas 75225, Attention: J. Burke Asher, telephone (214) 210-2650.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................  iii
Incorporation of Certain Documents by Reference.............  iii
The Offer...................................................    1
  General...................................................    1
  Purpose and Effects of the Offer..........................    1
  Best Use of Company's Resources...........................    2
  Expiration Date; Extensions; Amendments; Termination......    2
  Acceptance for Payment....................................    3
Procedures For Tendering Notes..............................    3
  Tendering Notes...........................................    3
  Guaranteed Delivery Procedures............................    5
  Withdrawal Rights.........................................    6
Certain Information Concerning the Company..................    7
Recent Developments.........................................    7
  Change in Control.........................................    7
  Operations Update.........................................    7
  Notes Convertible into Shares of Remington Common Stock...    8
  Bank Credit Agreement.....................................    8
Sources and Amount of Funds.................................    9
Market Price Information....................................    9
  The Notes.................................................    9
  Remington Common Stock....................................   10
Selected Financial Data of the Company......................   11
Certain Federal Income Tax Consequences.....................   12
The Depositary..............................................   12
Miscellaneous...............................................   12

                                   THE OFFER
GENERAL

BECAUSE A CHANGE OF CONTROL AS DEFINED IN THE INDENTURE OCCURRED, THE COMPANY IS REQUIRED TO MAKE THIS OFFER TO PURCHASE. IF NO CHANGE OF CONTROL HAD OCCURRED, THE COMPANY WOULD NOT OFFER TO PURCHASE THE NOTES. THE COMPANY DOES NOT BELIEVE THAT PURCHASING THE NOTES AT THIS TIME IS THE BEST USE OF THE COMPANY'S CAPITAL OR CREDIT RESOURCES. NO ACTION BY THE NOTE HOLDER IS REQUIRED UNLESS THE NOTE HOLDER WISHES TO TENDER NOTES UNDER THIS OFFER TO PURCHASE. NOTES NOT TENDERED WILL REMAIN OBLIGATIONS OF THE COMPANY UNDER THE TERMS AND CONDITIONS OF THE INDENTURE. SEE "BEST USE OF COMPANY'S RESOURCES."

     The Company hereby offers, upon the terms and subject to the conditions set forth in this Offer to Purchase, to purchase for cash at the Purchase Price any and all Notes that are properly tendered (and not properly withdrawn), pursuant to the terms and conditions set forth herein, prior to the Expiration Date. The Company will accept only tenders of Notes or a portion thereof which are in an amount equal to $1,000 principal amount of Notes or integral multiples thereof. Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be returned promptly to the tendering Holders.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, on the Payment Date the Company will purchase by accepting for payment, and will pay for, all Notes validly tendered (and not properly withdrawn) pursuant to the Offer. Such payment will be made by the deposit of immediately available funds by the Company with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders.

     If less than all the principal amount of Notes held by a Holder is tendered and accepted pursuant to the Offer, the Company will issue, and the Trustee will authenticate and deliver to or on the order of the Holder thereof, at the expense of the Company, new Notes of authorized denominations, in principal amount equal to the portion of the Notes not tendered or not accepted, as the case may be, as promptly as practicable after the Payment Date.

     No Note tendered pursuant to this Offer may be converted into shares of Remington Common Stock after such Note has been properly tendered to the Depositary unless the tender of such Note is properly withdrawn, the Company defaults in payment of the Purchase Price, or the Offer is terminated without the purchase of Notes.

     After the Expiration Date, the Company may purchase additional Notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise, subject to compliance with applicable law. Any future purchases may be on the same terms or on terms that may be more or less favorable to Holders than the terms of the Offer. Any future purchases will depend on various factors at that time.

PURPOSE AND EFFECTS OF THE OFFER

     The Offer is required to be made pursuant to the Indenture, which provides that upon the occurrence of a Change in Control (as defined below) each Holder of Notes will have the right, at such Holder's option, to require the Company to purchase all or a portion of such Holder's Notes, in denominations of $1,000 or integral multiples thereof, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest through the Payment Date. A "Change in Control" is deemed to have occurred because the shares of the Company's Class A (Voting) Common Stock and Class B (Non-Voting) Common Stock were converted into shares of Remington Common Stock, all the shares of which are entitled to one vote. Prior to the Recapitalization, the Company's Class A (Voting) shares, while representing a minority of the total outstanding shares of the Company's stock, nonetheless had voting control. Following the conversion to Remington Common Stock former holders of the Class A (Voting) shares no longer held a majority of the voting common stock of the Company. This change in the control status of the Class A (Voting ) stockholders resulted in a change of control as defined in the Indenture.

     This Offer to Purchase serves as the "Change in Control Notice" required by the Indenture.

     The Notes purchased in the Offer will cease to be outstanding and will be delivered to the Trustee for cancellation immediately after such purchase. Any Notes which remain outstanding after consummation of the Offer will continue to be obligations of the Company and will continue to be convertible at the option of the Holder thereof into shares of Remington Common Stock. The Indenture does not contain any limitations on the ability of the Company to incur additional indebtedness.

     Holders of Notes that are not tendered pursuant to the Offer will not have the right after the Expiration Date to exercise their Change in Control Rights relating to such Notes as a result of the recapitalization of the Company's common stock. Depending upon, among other things, the amount of Notes outstanding after the consummation of the Offer, the liquidity of untendered Notes may be adversely affected by the Offer. If a market for the Notes continues following the Offer, Notes may trade at a discount compared to present trading prices depending on prevailing interest rates, the market for securities with similar credit features, the performance of the Company and other factors. In addition, if substantially all of the Notes are tendered pursuant to the Offer, the Company may consider delisting the Notes from the NASDAQ SmallCap Market. Accordingly, there is no assurance that an active market in the Notes will exist following consummation of the Offer and no assurance as to the prices at which the Notes may trade.

BEST USE OF COMPANY'S RESOURCES

     The Company does not believe that purchasing the Notes at this time is the best use of the Company's capital or credit resources. Due to the recent and substantial decline in oil and gas prices, the Company believes that there are, and will continue to be, attractively priced asset acquisition opportunities within the Company's core operating areas. Given the substantial cash, borrowing capacity, and low debt levels of the Company, management and the directors believe that the Company is positioned to take advantage of these opportunities. Management believes that it can better pursue its objective of increasing value to equity owners (including owners of derivative securities such as the Notes, which are convertible into Remington Common Stock) by utilizing presently available financial resources to take advantage of these asset acquisition opportunities rather than using the financial resources to redeem the Notes.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

     The Offer will expire on the Expiration Date, which pursuant to the Indenture is the fourth business day next preceding the Payment Date, unless extended pursuant to the procedures set forth herein. The Indenture does not provide for extending the Offer unless required by law. During any extension of the Offer, all Notes previously tendered pursuant to the Offer (and not properly withdrawn) will remain subject to the Offer and may be accepted for payment by the Company, subject to the withdrawal rights of Holders.

     The Company also expressly reserves the right, subject to the requirements of the Indenture and applicable law, to amend the terms of the Offer in any respect.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Company may choose to make a public announcement of any extension, termination or amendment of the Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date.

ACCEPTANCE FOR PAYMENT

     Upon the terms and subject to the conditions to the Offer (including if the Offer is extended or amended, the terms of such extension or amendment) and applicable law, the Company will purchase by accepting for payment, and will pay for, all Notes properly tendered (and not properly withdrawn) pursuant to the Offer, on the Payment Date. In all cases, payment by the Depositary to tendering Holders will be made only after timely receipt by the Depositary of the documentation described under "Procedures for Tendering Notes -- Tendering Notes."

     For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby to have purchased) tendered Notes, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance of such Notes for payment. Subject to the terms and conditions of the Offer, payment for Notes so accepted will be made by deposit of the consideration therefor with the Depositary. The Depositary will act as agent for tendering Holders for the purpose of receiving payment from the Company and then transmitting payment to such tendering Holders.

                         PROCEDURES FOR TENDERING NOTES

TENDERING NOTES

     The tender of Notes pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions of the Offer. The tender of Notes will constitute an agreement to deliver good and marketable title to all tendered Notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

     EXCEPT AS PROVIDED IN "-- GUARANTEED DELIVERY PROCEDURES," UNLESS THE NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL), THE COMPANY MAY, AT ITS OPTION, REJECT SUCH TENDER. PAYMENT FOR NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS.

     Only record Holders of Notes are authorized to exercise a Change in Control Right and tender their Notes pursuant to the Offer. Accordingly, to properly exercise a Change in Control Right and tender Notes or cause Notes to be tendered, the following procedures must be followed:

          NOTES HELD THROUGH DTC. Each beneficial owner of Notes who wishes to tender Notes held through a participant (a "DTC Participant") of The Depository Trust Company ("DTC") (i.e., a custodian bank, depositary, broker, trust company or other nominee) must instruct such DTC Participant to cause its Notes to be tendered in accordance with the procedures set forth in this Offer to Purchase.

          Pursuant to an authorization given by DTC to the DTC Participants, each DTC Participant that holds Notes through DTC must (i) transmit its acceptance through the DTC Automated Tender Offer Program ("ATOP") (for which the transaction will be eligible), and DTC will then edit and verify the acceptance, execute a book-entry delivery to the Depositary's account at DTC and send an Agent's Message (as defined below) to the Depositary for its acceptance or (ii) comply with the guaranteed delivery procedures set forth in this Offer to Purchase. Promptly after the date of this Offer to Purchase, the Depositary will establish accounts at DTC for purposes of the Offer with respect to Notes held through DTC, and any financial institution that is a DTC Participant may make book-entry delivery of interests in Notes into the Depositary's account through ATOP. Although delivery of interests in the Notes may be effected through book-entry transfer into the Depositary's account through ATOP, an Agent's Message in connection with such book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase, or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the

     Depositary. The confirmation of a book-entry transfer into the Depositary's account at DTC, as described above, is referred to herein as a "Book-Entry Confirmation."

          The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant tendering through ATOP that such DTC Participant has received a Letter of Transmittal and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such DTC Participant.

          All Notes currently held through DTC have been issued in the form of a global note registered in the name of Cede & Co., DTC's nominee (the "Global Note"). At or as of the Expiration Date, DTC will deliver to the Depositary a properly completed and duly executed Letter of Transmittal with respect to the aggregate principal amount of Notes as to which it has delivered Agent's Messages, and Cede & Co. will deliver to the Depositary the Global Note. At or as of the close of business on the third business day after the Expiration Date, DTC will deliver to the Depositary a properly completed and duly executed Letter of Transmittal for the aggregate principal amount of Notes as to which it has delivered Agent's Messages relating to Notices of Guaranteed Delivery as described under "-- Guaranteed Delivery Procedures." Thereafter, the aggregate principal amount of the Global Note will be reduced to represent the aggregate principal amount of Notes held through DTC and not tendered pursuant to the Offer, and the Global Note will be returned to Cede & Co.

          NOTES HELD BY RECORD HOLDERS. Each record Holder who wishes to tender Notes must complete and sign a Letter of Transmittal and mail or deliver such Letter of Transmittal and any other documents required by the Letter of Transmittal together with certificate(s) representing all tendered Notes, to the Depositary at its address set forth on the back cover page of this Offer to Purchase, or the Holder must comply with the guaranteed delivery procedures set forth in this Offer to Purchase.

          All signatures on a Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on a Letter of Transmittal need not be guaranteed if such Notes are tendered for the account of an Eligible Institution (as defined herein). If a Letter of Transmittal or any Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and submit proper evidence satisfactory to the Company of the authority of such person so to act.

          No alternative, conditional, irregular or contingent tenders will be accepted (unless waived). By executing a Letter of Transmittal or transmitting an acceptance through ATOP, each tendering Holder waives any right to receive any notice of the acceptance for purchase of its Notes.

          LOST OR MISSING CERTIFICATES. If a record Holder desires to tender Notes pursuant to the Offer, but the certificates representing such Notes have been mutilated, lost, stolen or destroyed, such Holder should write to or telephone the Trustee about procedures for obtaining replacement certificates representing such Notes, arranging for indemnification or any other matter which requires handling by the Trustee.

          BACKUP FEDERAL INCOME TAX WITHHOLDING. Under the "backup withholding" provisions of federal income tax law, unless a tendering Holder or his or her assignee (in either case, the "Payee") satisfies the conditions described in Instruction 5 of the Letter of Transmittal or is otherwise exempt, the aggregate purchase price may be subject to backup withholding tax at a rate of 31%. To prevent backup withholding, each Payee should complete and sign the Substitute Form W-9 provided in the Letter of Transmittal. See Instruction 5 of the Letter of Transmittal.

          EFFECT OF LETTER OF TRANSMITTAL. Subject to, and effective upon the acceptance for, purchase of and payment for Notes tendered thereby, by executing and delivering a Letter of Transmittal a tendering Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all Notes tendered thereby, (ii) waives any and all rights with respect to such Notes (including without limitation any existing or past defaults and their consequences with respect to such Notes and the Indenture), (iii) releases and discharges the Company from any and all claims such Holder may have now or may have in the future arising out of, or related to, such Notes, including without limitation any claim that such Holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any redemption or defeasance of the Notes and (iv) irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such Holder with respect to any such Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company,
     (b) present such Notes for transfer on the relevant security register and
     (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price for any tendered Notes that are purchased by the Company), all in accordance with the terms of the Offer.

          All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any condition to the Offer and any irregularities or conditions of tender as to particular Notes. The Company's interpretation of the terms and conditions of the Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. The Company and the Depositary shall not be under any duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     LETTERS OF TRANSMITTAL AND NOTES MUST BE SENT ONLY TO THE DEPOSITARY. DO NOT SEND LETTERS OF TRANSMITTAL OR NOTES TO THE COMPANY.

     THE METHOD OF DELIVERY OF NOTES AND LETTERS OF TRANSMITTAL, ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE THROUGH ATOP, IS AT THE ELECTION AND RISK OF THE PERSONS TENDERING AND DELIVERING ACCEPTANCES OR LETTERS OF TRANSMITTAL, AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY PRIOR TO THE EXPIRATION DATE.

GUARANTEED DELIVERY PROCEDURES

     DTC PARTICIPANTS. A DTC Participant who wishes to cause its Notes to be tendered, but who cannot transmit its acceptance through ATOP prior to the Expiration Date, may cause a tender to be effected if:

          (a) guaranteed delivery is made by or through a firm or other entity identified in Rule 17Ad-15 under the Exchange Act (an "Eligible Institution"), including (as such terms are defined therein): (i) a bank;
     (ii) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings institution that is a participant in a Securities Transfer Association recognized program; and

          (b) prior to 12:00 noon, New York City time, on the Expiration Date, the Depositary receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided herewith; and

          (c) Book-Entry Confirmation of the transfer into the Depositary's account at DTC, and all other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     RECORD HOLDERS. A record Holder who wishes to tender its Notes but (x) whose Notes are not immediately available and will not be available for tendering prior to the Expiration Date or (y) who cannot deliver its Notes, the Letter of Transmittal, or any other required documents to the Depositary prior to the Expiration Date, may effect a tender if:

          (a) the tender is made by or through an Eligible Institution; and

          (b) prior to 12:00 noon, New York City time, on the Expiration Date, the Depositary receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided herewith; and

          (c) a properly completed and executed Letter of Transmittal, as well as the certificate(s) representing all tendered Notes in proper form for transfer, and all other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     Under no circumstances will interest be paid by the Company by reason of any delay in making payment to any person using the guaranteed delivery procedures described above.

WITHDRAWAL RIGHTS

     Tenders of Notes (or any portion of such Notes in integral multiples of $1,000) may be withdrawn at any time prior to the Expiration Date.

     NOTES HELD THROUGH DTC. A DTC Participant who has transmitted its acceptance through ATOP of Notes held through DTC may, prior to the Expiration Date, withdraw the instruction given thereby by (i) withdrawing its acceptance through ATOP or (ii) delivering to the Depositary by mail, hand delivery or facsimile transmission a notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC Participant, the principal amount of Notes to which such withdrawal relates and the signature of the DTC Participant. Withdrawal of such an instruction will be effective upon receipt of such notice of withdrawal by the Depositary.

     NOTES HELD BY RECORD HOLDERS. A Holder may withdraw its tender of Notes, prior to the Expiration Date, by delivering to the Depositary by mail, hand delivery or facsimile transmission a notice of withdrawal. Any such notice of withdrawal must (i) specify the name of the person who tendered the Notes to be withdrawn, (ii) contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees), or be signed by another person and accompanied by (x) documents of transfer in a form acceptable to the Company, in its sole discretion, and (y) a properly completed irrevocable proxy that authorizes such person to effect such revocation on behalf of such Holder. If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt by the Depositary even if physical release is not yet effected. Any Notes properly withdrawn will be deemed not to be validly tendered for purposes of the Offer.

     All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange

Medallion Program; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the Notes being withdrawn are held for the account of an Eligible Institution.

     A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC Participant or a Holder, as the case may be, in the same manner as the person's name appears on its transmission through ATOP or Letter of Transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A Holder or DTC Participant may withdraw a tender only if such withdrawal complies with the provisions of this Offer to Purchase.

     A withdrawal of an instruction previously given pursuant to the transmission of an acceptance through ATOP or a withdrawal of a tender by a Holder may be rescinded only by (i) a new transmission of acceptance through ATOP, or (ii) execution and delivery of a new Letter of Transmittal, as the case may be, in accordance with the procedures described herein.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is an independent exploration and production company primarily engaged in the exploration for, and the development of, oil and natural gas. The Company was initially organized in 1981 as OKC Limited Partnership (the "Predecessor Partnership") and converted to a corporation in 1992. The Company's name was changed from Box Energy Corporation to Remington Oil and Gas Corporation in December 1997. The Company is a Delaware corporation with executive offices located at 8201 Preston Road, Suite 600, Dallas, Texas 75225-6211, telephone number (214) 210-2650.

                              RECENT DEVELOPMENTS

CHANGE IN CONTROL

     The Company filed a Certificate of Merger and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware effective December 28, 1998. Under the Certificate of Merger, S-Sixteen Holding Company ("SSHC") was merged into the Company pursuant to the Agreement and Plan of Merger between the Company and SSHC dated as of June 22, 1998 (the "Merger Agreement"). In addition, the Merger Agreement and the Company's Restated Certificate of Incorporation provided for the recapitalization of the Company's Common Stock from two classes of common stock, only one class of which carried voting rights, to a single class of common stock, all the shares of which have an equal vote. The Merger Agreement was approved by the Company's Stockholders on December 23, 1998. The Recapitalization was effective on December 28, 1998. Prior to the Recapitalization, the Company's Class A Stock, while representing only 15.8% of the outstanding equity of the Company, held exclusive voting rights. Following the Recapitalization, the Class A (Voting) shares were converted into shares of the Company's Common Stock representing approximately 17.3% of the outstanding equity (the "Conversion Percentage"). Because the Conversion Percentage is less than 50% following the Recapitalization, a change of control provision in the Indenture was triggered.

OPERATIONS UPDATE

                          FORWARD-LOOKING INFORMATION

     This Offer to Purchase includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Offer to Purchase are forward-looking statements. Although Remington believes that its expectations are based upon reasonable assumptions, no assurance can be given that actual results may not differ materially from those in the forward-looking statements. Important factors that could cause actual results to vary materially from the expectations of Remington include, among other things, the prices received or the demand for oil and gas, the uncertainty of reserve estimates, operating hazards, competition and the effects of governmental and environmental regulation and conditions in the capital and equity markets as well as other factors discussed or incorporated by reference in this Offer to Purchase.

     During 1997 and 1998, the management of the Company repositioned the Company. As compared to 1996, the Company estimates that 1998 results of operations will include reductions of operating costs by approximately 33%, general and administrative expenses by approximately 50%, and dry hole costs by approximately 87%. At January 1, 1998, quantities of oil and gas reserves were approximately 7% higher than at January 1, 1997. Management expects another increase in quantities of reserves at January 1, 1999. In addition to reducing overall general and administrative costs significantly, the Company has been staffed with highly qualified technical personnel who have been provided an extensive 3-d seismic data base and the computer software and hardware to efficiently utilize this data base. The Company's capital budget in early 1999 is dedicated to projects that are expected to result in near term production increases, which the Company believes will help to achieve its goal of a 35% production increase in 1999 over 1998 levels. Drilling has commenced at Main Pass 262 in the Gulf of Mexico, where if the planned sidetrack and deepening of the #3 well is successful, production through the existing platform can be commenced immediately after completing the well. Additional developmental drilling is planned in South Pass Block 87 and Eugene Island 135 to commence late in January or early February 1999. If the drilling is successful, production can be commenced through existing platforms immediately after completing these wells. Two wells are planned in south Texas on an extensive 3-d survey conducted in 1997 and 1998. If successful, production can be established quickly on these properties. Approximately $15 million of the Company's $25 million budget for 1999 is dedicated to projects that can result in near term production increases. The remainder of the Company's planned budget for 1999, which is designed to stay within available cash flow, will be dedicated to longer term investments in acreage and prospects for the future.

NOTES CONVERTIBLE INTO SHARES OF REMINGTON COMMON STOCK

     As a result of the Recapitalization, the Notes are now convertible into shares of Remington Common Stock, all the shares of which have an equal vote, and are no longer convertible into shares of the Class B (Non-Voting) Common Stock. A Supplemental Indenture regarding this change will be filed by the Company with the Trustee of the Notes.

BANK CREDIT AGREEMENT

     On September 30, 1998, the Company extended and increased its bank revolving credit facility with Comerica Bank -- Texas. The extended credit facility provides for a maximum of $50 million and has a term of 18 months. The initial borrowing base under the facility is $15 million with an automatic increase to $20 million in the event no more than $10 million of the Notes are tendered. The borrowing base is also subject to amortization of $1.25 million per month ($1.67 million in case of a $20 million borrowing base) starting in April 1999, if the Company fails to increase reserves as specified in the credit agreement. Likewise, the borrowing base is subject to increase as reserves increase in accordance with the loan agreement. Up to $15 million of the funds available through the credit facility may be used for general corporate purposes. Amounts advanced in excess of the $15 million may be used to acquire producing oil and gas properties. The Company's oil and gas properties serve as collateral for the credit facility. The Company is in discussions with the bank regarding an increase in the borrowing base under the credit facility based on reserve additions associated with the 1998 drilling program, along with the properties acquired from UPRC in December 1998 and the oil pipeline acquired in the merger and Recapitalization completed December 28, 1998. As of January 18, 1999, the loan balance was $3.5 million, and letters of credit aggregating $250,000 were outstanding under the facility.

     Borrowings under the credit facility bear interest at the lender's floating base rate plus up to one-half percentage point depending on utilization as defined in the credit agreement. The present interest rate is 7.75% per annum. The Company also has an option to borrow at rates based on the London Interbank Offered Rates ("LIBOR"). To date the Company has not utilized the LIBOR option.

                          SOURCES AND AMOUNT OF FUNDS

     The precise amount of funds required by the Company to purchase Notes tendered pursuant to the Offer and to pay the fees and expenses related to the Offer will not be known until the Expiration Date. If all outstanding Notes were tendered and purchased, the aggregate amount of funds required to pay the Purchase Price would be $39,118,467. The Company has not arranged permanent financing to fund the purchase of the Notes. Management anticipates utilizing available working capital and current revolving bank line of credit financing plus, to the extent necessary, arranging additional bank credit and/or issuing preferred stock sufficient to cover amounts in excess of currently available funds. There can be no assurance, however, that sufficient additional bank credit will be made available to the Company.

                            MARKET PRICE INFORMATION

THE NOTES

     The Notes are listed and traded on the NASDAQ SmallCap Market under the symbol "ROILG." The following table sets forth the high and low last sales prices expressed as a percent of principal amount of the Notes, as reported by the NASDAQ SmallCap Market, for the periods indicated.

                                                              HIGH      LOW
                                                              -----    -----
Year ended December 31, 1997
  First Quarter.............................................  102.0%    94.0%
  Second Quarter............................................   99.5     92.0
  Third Quarter.............................................  103.5     93.0
  Fourth Quarter............................................  103.8     96.4
Year ended December 31, 1998
  First Quarter.............................................   96.4%    94.5%
  Second Quarter............................................   94.5     92.5
  Third Quarter.............................................   95.5     90.5
  Fourth Quarter............................................   97.0     94.5
Year ended December 31, 1999
  First Quarter (through January 15, 1999)..................   97.0%    97.0%

     Through January 15, 1999, the last reported sales price of the Notes was 97%. The last reported sale occurred on January 12, 1999.

REMINGTON COMMON STOCK

     Prior to the Recapitalization which was effective December 28, 1998, the Company had two classes of stock: Class A (Voting) Common Stock and Class B (Non-Voting) Common Stock. The Notes were convertible only into shares of Class B Common Stock, which was traded on the Nasdaq National Market System under the trading symbol ROILB, and on the Pacific Exchange under the trading symbol REMB.P. As a result of the Recapitalization, the Notes are now convertible into shares of Remington Common Stock which is traded on the Nasdaq National Market System under the trading symbol ROIL and on the Pacific Exchange under the trading symbol REM.P. The following table sets forth the high and low last sales prices per share for the Class B Common Stock through December 24, 1998, and Remington Common Stock for the period December 28, 1998, through January 15, 1999, as reported by Nasdaq for the periods indicated.

                                                               HIGH        LOW
                                                              ------      ------
Year ended December 31, 1997
  First Quarter.............................................  $9.313      $6.625
  Second Quarter............................................   7.500       5.813
  Third Quarter.............................................   8.750       6.250
  Fourth Quarter............................................   8.125       5.063
Year ended December 31, 1998
  First Quarter.............................................  $6.375      $5.000
  Second Quarter............................................   6.750       5.375
  Third Quarter.............................................   5.875       3.375
  Fourth Quarter (Class B Stock through December 24,
     1998)..................................................   4.688       2.875
  Fourth Quarter (Remington Common Stock from December 28,
     1998, through December 31, 1998).......................   3.188       2.938
Year ended December 31, 1999
  First Quarter (Remington Common Stock through January 15,
     1999)..................................................  $3.250      $3.000

     On January 15, 1999, the last reported sales prices of Remington Common Stock was $3.188.

                     SELECTED FINANCIAL DATA OF THE COMPANY

     The following table presents selected historical financial data for the Company for the periods indicated. The financial data for each of the two years in the period ended December 31, 1997, have been derived from the audited consolidated financial statements of the Company for such periods. The financial data for the nine months ended September 30, 1998 and 1997 are unaudited, but in the opinion of the Company reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of such data. The data for the nine months ended September 30, 1998, are not necessarily indicative of results of operations for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information of the Company incorporated by reference in this Offer to Purchase. See "Incorporation of Certain Documents by Reference."

                                                   AT OR FOR                   AT OR FOR
                                               NINE MONTHS ENDED               YEAR ENDED
                                                 SEPTEMBER 30,                DECEMBER 31,
                                              --------------------    ----------------------------
                                                1998        1997          1997            1996
                                              --------    --------    ------------    ------------
                                                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
INCOME STATEMENT DATA:
Total Revenue...............................  $ 81,090    $ 47,669      $ 61,053        $ 70,210
Net income (loss)...........................  $ 21,665    $ (6,236)     $(26,790)       $ (7,662)
Basic income (loss) per share...............  $   1.06    $  (0.30)     $  (1.31)       $   0.37
Diluted income (loss) per share.............  $   0.97    $  (0.30)     $  (1.31)       $  (0.37)
Ratio of Earnings to Fixed Charges..........      8.04       *            *               *
BALANCE SHEET DATA:
Total assets................................  $140,736    $136,729      $ 98,515        $136,599
8 1/4% Convertible Subordinated Notes.......  $ 38,371    $ 55,077      $ 38,371        $ 55,077
Other indebtedness..........................  $  9,700    $  6,000      $  6,000              --
Stockholders' equity........................  $ 66,396    $ 64,767      $ 44,287        $ 74,356
Book Value per share........................  $   3.26    $   3.19      $   2.18        $   3.57

---------------

* Fixed charges (as defined in Regulation S-K under the Exchange Act) exceeded earnings (as defined in Regulation S-K) by $6,236 for the nine months ended September 30, 1997, by $12,167 for the year ended December 31, 1997 and by $9,432 for the year ended December 31, 1996.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is for general information only and is based on the federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of federal income taxation which may be relevant to any particular Holder in light of such Holder's individual investment circumstances or to certain types of Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, and foreign taxpayers), nor does it address specific state, local or foreign tax consequences. This summary assumes that Holders have held their Notes as "capital assets" under the Internal Revenue Code of 1986, as amended. EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE OFFER.

     The receipt of cash by a Holder in exchange for Notes will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Such Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received (other than that representing accrued interest) and (ii) such Holder's adjusted tax basis in the Notes. Subject to the market discount rules discussed below, such gain or loss will be capital gain or loss. If the Holder has held such Notes for more than 12 months, the gain will be long-term gain with a maximum federal income tax rate of 20%. Any capital loss will be short-term loss if the Notes have been held for 12 months or less and long-term loss if the Notes have been held for more than 12 months.

     The payment of accrued interest on a Note generally will be treated as ordinary income.

     An exception to the capital gain treatment described above applies to a Holder who holds a Note with a "market discount." Market discount is the amount by which the Holder's basis in the Note immediately after its acquisition is exceeded by the stated redemption price of the Note at maturity. A Note, however, will be considered to have no market discount if such excess is less than 1/4 of 1% of the stated redemption price of the Note at maturity multiplied by the number of complete years from the Holder's acquisition date of the Note to its maturity date. The gain realized by the Holder of a market discount Note on its purchase by the Company will be treated as ordinary income to the extent that a market discount has accrued (on a straight line basis or, at the election of the Holder, on a constant interest basis) from the Holder's acquisition date to the date of sale, unless the Holder has elected to include market discount in income currently as it accrues. Gain in excess of such accrued market discount will be subject to the capital gains rules described above.

                                 THE DEPOSITARY

     The Depositary for the Offer is United States Trust Company of New York. All deliveries, correspondence and questions sent or presented to the Depositary relating to the Offer should be directed to one of the addresses or telephone numbers set forth on the back cover of this Offer to Purchase. Requests for information or additional copies of the Offer to Purchase and the related Letter of Transmittal should be directed to the Depositary.

     The Company will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding material to their customers.

                                 MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction where the making of the Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Offer. If, after such good faith effort, the Company cannot comply with any such applicable laws, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders residing in such jurisdiction.

     The Letter of Transmittal, certificates representing tendered Notes and any other required documents should be sent or delivered by each Holder or such Holder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                    UNITED STATES TRUST COMPANY OF NEW YORK

          BY MAIL:                  BY HAND DELIVERY:                 BY COURIER:

United States Trust Company    United States Trust Company    United States Trust Company
        of New York                    of New York                    of New York
P. O. Box 841 Cooper Station   111 Broadway -- Lower Level    770 Broadway -- 13th Floor
  New York, New York 10276    New York, New York 10006-1906  New York, New York 10003-9598

                                 BY FACSIMILE:
                                 (212) 420-6211
                                 (212) 780-0592

                             CONFIRM BY TELEPHONE:
                                 (800) 225-2398
                                 (212) 420-6668